

Mail Stop 3720

September 8, 2017

Vivian Lopez-Blanco
Chief Financial Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

> **Re:** **MEDNAX, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 10, 2017**
> **Response Dated August 11, 2017**
> **File No. 001-12111**

Dear Ms. Lopez-Blanco:

We have reviewed your August 11, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Segment Reporting, page 73

1. We note your response to our comment. You stated that historically you had managed your operations and provided services in the specialty and subspecialty areas of pediatrics and anesthesia, and these had been deemed as your two primary operating segments for which the aggregation criteria had been met. You also stated that during 2015 you realigned the Company's operations and as a result, effective January 1, 2016, the company began operating these physician specialties and subspecialties under one unified organization, ultimately named "MEDNAX National Medical Group". To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

   • your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) ("CODM") and senior management team;

- the identification of the CODM, his/ her title and role, as well as each of the individuals who report to the CODM;

- the identification of your segment managers and their respective roles;

- how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attend those meetings;

- a description of the reports regularly provided to the Board of Directors and how frequently they are prepared;

- whether there are managers accountable for pediatrics, anesthesia, radiology and management services , and if so to whom they are accountable;

- how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

- the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

- the basis for determining the compensation of the individuals that report to the CODM; and

- the CODM's basis for assessing operating performance and allocating resources.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications